Exhibit 99.1



















                             Financial Statements of
                          FFP Operating Partners, L.P.,
                          a wholly owned subsidiary of
                           FFP Marketing Company, Inc.
                   (with Independent Auditors' Report thereon)




                   {These financial statements are being filed as an exhibit to facilitate compliance with certain state environmental regulatory requirements.}














                          Index to Financial Statements



                                                                     Page
                                                                    Number
Independent Auditors' Report                                           2

Balance Sheets as of December 28, 1997, and December 29, 1996          3

Statements of Operations for the Years Ended December 28,
  1997, December 29, 1996, and December 31, 1995                       4

Statements of Partners' Capital for the Years Ended
  December 28, 1997, December 29, 1996, and December 31, 1995          5

Statements of Cash Flows for the Years Ended December  28, 1997,
  December 29, 1996, and December 31, 1995                             6

Notes to Financial Statements                                          8









                          Independent Auditors' Report



The Partners
FFP Operating Partners, L.P.:

            We have audited the financial statements of FFP Operating Partners, L.P. (a Delaware limited partnership) as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Operating Partners, L.P. as of December 28, 1997 and December 29, 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 28, 1997, in conformity with generally accepted accounting principles.





                                            KPMG Peat Marwick LLP



Fort Worth, Texas
March 17, 1998




                          FFP Operating Partners, L.P.
                                 Balance Sheets
                    December 28, 1997, and December 29, 1996
                                 (In thousands)

                                                        1997          1996
                                     Assets
Current Assets
   Cash and cash equivalents                            $9,044       $7,257
   Trade receivables, less allowance for doubtful
  accounts
      of $718 and $834 in 1997 and 1996, respectively    7,906        8,623
   Notes receivable                                      1,163        1,198
   Inventories                                          14,347       11,752
   Prepaid expenses and other current assets               586          618
      Total current assets                              33,046       29,448
Property and equipment, net                             25,905       34,713
Receivables from affiliated companies                   11,193       12,660
Other assets, net                                        4,594        7,249
      Total Assets                                     $74,738      $84,070

                        Liabilities and Partners' Capital
Current Liabilities
   Amount due under revolving credit line                   $0       $6,823
   Current installments of long-term debt                1,208        1,587
   Current installments of obligations under capital
      leases                                               917        1,122
   Accounts payable                                     15,208       13,424
   Money orders payable                                 10,350        7,809
   Accrued expenses                                      8,983        8,391
   Payable to affiliated companies                       1,270          834
      Total current liabilities                         37,936       39,990

Long-term debt, excluding current installments          21,465        7,765
Obligations under capital leases, excluding current
  installments                                           3,110        1,653
Other liabilities                                        2,866          643
      Total Liabilities                                 65,377       50,051

Commitments and contingencies

Partners' Capital
    Limited partners' equity                            25,046       33,944
    General partner's equity                               253          344
    Reduction for joint debt obligations               (15,938)           0
    Treasury units of parent                                 0         (269)
      Total Partners' Capital                            9,361       34,019

      Total Liabilities and Partners' Capital          $74,738      $84,070



                 See accompanying notes to financial statements.



                          FFP Operating Partners, L.P.
                            Statements of Operations
     Years Ended December 28, 1997, December 29, 1996, and December 31, 1995 (In thousands)


                                             1997      1996      1995
Revenues
   Motor fuel                              $294,097  $308,205  $282,785
   Merchandise                               61,316    60,089    64,561
   Miscellaneous                              6,763     7,790     6,470
      Total Revenues                        362,176   376,084   353,816

Costs and Expenses
   Cost of motor fuel                       273,367   288,065   260,800
   Cost of merchandise                       42,987    42,503    45,542
   Direct store expenses                     27,944    26,710    27,703
   General and administrative expenses       10,446    10,712    11,029
   Depreciation and amortization              4,999     3,781     3,680
      Total Costs and Expenses              359,743   371,771   348,754

Operating Income                              2,433     4,313     5,062
   Interest Expense                           1,812     1,326     1,176

Net Income                                     $621    $2,987    $3,886

Net income allocated to
    Limited partners                           $615    $2,957    $3,847
    General partner                               6        30        39




                 See accompanying notes to financial statements.




                          FFP Operating Partners, L.P.
                         Statements of Partners' Capital
    Years Ended December 28, 1997, December 29, 1996, and December 31, 1995
                                 (In thousands)


                                              Reduction
                                                 for
                                              Joint Debt
                             Limited   General  Obliga-  Treasury
                             Partners  Partner   tions    Units     Total

Balance, December 25, 1994   $27,140    $275         $0   $(269)    $27,146

Net income                     3,847      39          0       0       3,886

Balance, December 31, 1995    30,987     314          0    (269)     31,032

Net income                     2,957      30          0       0       2,987

Balance, December 29, 1996    33,944     344          0    (269)     34,019

Net income                       615       6          0       0         621
Distribution to partners     (6,871)     (69)         0       0      (6,940)
Net assets distributed in
  restructuring transaction  (2,642)     (28)         0     269      (2,401)
Reduction of equity
  attributable to reporting
  of joint debt obligations
  in restructuring                 0       0    (15,938)      0     (15,938)

Balance, December 28, 1997   $25,046    $253   $(15,938)     $0      $9,361





               See accompanying notes to financial statements.




                          FFP Operating Partners, L.P.
                            Statements of Cash Flows
       Years Ended December 28, 1997, December 29, 1996, and December 31,
              1995 (In thousands, except supplemental information)

                                                1997      1996       1995
Cash Flows from Operating Activities
   Net income                                   $621     $2,987     $3,886
   Adjustments to reconcile net income to
     net cash provided by operating activities
      Depreciation and amortization            4,999      3,781      3,680
      Provision for doubtful accounts            131        326        451
      (Gain)/loss on sales of property and
         equipment                              (254)        19       (110)
      (Gain) on sales of convenience store
         operations                              (30)    (1,778)      (791)
   Changes in operating assets and liabilities
      (Increase)/decrease in trade receivables   586     (1,121)    (1,629)
      (Increase)/decrease in inventories      (2,595)      (925)       183
      (Increase)/decrease in prepaid expenses
         and other operating assets             (184)       230        381
      Increase/(decrease) in accounts payable  1,784        940        (44)
      Increase in money orders payable         2,541      1,897      1,658
      Increase/(decrease) in accrued expenses
          and other liabilities                2,815       (790)    (2,302)
Net cash provided by operating activities     10,414      5,566      5,363

Cash Flows from Investing Activities
   Purchases of property and equipment       (14,123)    (6,205)    (4,759)
   Proceeds from sales of property and
      equipment                                1,213         50        169
   (Increase) in receivables from
      affiliated companies                    (5,473)    (5,821)    (3,478)
   Investments in joint ventures and other
      entities                                     0          0     (1,350)
   Decrease in notes receivable                  846        540        733
   (Increase)/decrease in other assets           724        (73)      (490)
Net cash (used in) investing activities      (16,813)   (11,509)    (9,175)
                                                                       continued


Cash Flows from Financing Activities
   Borrowings/(payments) on revolving
      credit line, net                        (6,823)     2,820      4,003
   Proceeds from long-term debt              122,884      4,000          0
   Payments on long-term debt               (109,563)    (2,033)    (4,178)
   Borrowings under capital lease
      obligations                              2,522      1,923      1,076
   Payments on capital lease obligations      (1,270)      (975)      (694)
   Advances from affiliated companies            436        318        339
Net cash provided by financing activities      8,186      6,053        546

Net increase/(decrease) in cash and cash
   equivalents                                 1,787        110     (3,266)
Cash and cash equivalents at beginning of
   year                                        7,257      7,147     10,413
Cash and cash equivalents at end of year      $9,044     $7,257     $7,147


Supplemental Disclosure of Cash Flow Information

             Cash paid for interest during 1997, 1996, and 1995, was $1,917,000, $1,097,000, and $1,394,000, respectively.

Supplemental Schedule of Noncash Investing and Financing Activities

             During 1997, the Company distributed $6,940,000 to its partners, of which $6,871,000 was offset against an intercompany receivable from FFP Partners, L.P., the Company's former sole limited partner and former parent.

             During 1997 in conjunction with the restructuring of FFP Partners that resulted in the formation of FFP Marketing Company, Inc., the Company's new parent, the Company transferred $196,000 of prepaid expenses and $18,143,000 of land and buildings to FFP Partners, L.P. Also in connection with the restructuring, the Company recorded a reduction in partners' capital related to debt for which it and FFP Partners are jointly liable.

             During 1996 and 1995, the Company acquired fixed assets of $200,000 and $598,000, respectively, in exchange for notes payable.



                 See accompanying notes to financial statements.




                          FFP Operating Partners, L.P.
                          Notes to Financial Statements
           December 28, 1997, December 29, 1996, and December 31, 1995


1.  Basis of Presentation

(a) Organization of Company

            Until December 28, 1997, the Company was a 99%-owned subsidiary of FFP Partners, L.P. ("FFP Partners"). On that date, FFP Partners completed a restructuring in which the real estate owned by the Company (and which was used in the Company's retail operations) was transferred to FFP Partners and all subsidiaries of FFP Partners, including the Company, became subsidiaries of FFP Marketing Company, Inc. ("FFP Marketing"). In addition, FFP Operating LLC (which is a wholly owned subsidiary of FFP Marketing) became the general partner of the Company. Accordingly, effective on December 28, 1997, the Company is indirectly wholly owned by FFP Marketing, a publicly traded company with its common stock listed on the American Stock Exchange.

            The net book value of the assets and liabilities transferred to FFP Partners in the restructuring has been reflected as a distribution in the accompanying statements of partners' capital. Accordingly, no gain or loss was recognized by the Company as a result of the restructuring.

            The Company operates convenience stores, truck stops, and motor fuel concessions at independently operated convenience stores over an eleven state area. It also operates a money order company, selling money orders through its own outlets as well as through agents; and sells motor fuel on a wholesale basis, primarily in Texas.

(b)  Reclassifications

            Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.


2.  Significant Accounting Policies

(a) Fiscal Years

            The Company prepares its financial statements and reports its results of operations on the basis of a fiscal year which ends on the last Sunday of December. Accordingly, the fiscal years ended December 28, 1997, and December 29, 1996, consisted of 52 weeks, while the year ended December 31, 1995, consisted of 53 weeks. Year end data in these notes is as of the respective dates above.

(b) Cash Equivalents

            The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

(c)  Notes Receivable

            The Company evaluates the collectibility of notes receivable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of Loans," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." At year end 1997 and 1996, no notes receivable were determined to be impaired.

(d) Inventories

            Inventories consist of retail convenience store merchandise and motor fuel products. Merchandise inventories are stated at the lower of cost or market as determined by the retail method. Motor fuel inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") inventory method.

            The Company has selected a single company as the primary grocery and merchandise supplier to its convenience stores and truck stops although certain items, such as bakery goods, dairy products, soft drinks, beer, and other perishable products, are generally purchased from local vendors and/or wholesale route salespeople. The Company believes it could replace any of its merchandise suppliers, including its primary grocery and merchandise supplier, with no significant adverse effect on its operations.

            The Company does not have long-term  contracts with any suppliers of petroleum products covering more than 10% of its motor fuel supply. Unanticipated national or international events could result in a curtailment of motor fuel supplies to the Company, thereby adversely affecting motor fuel sales. In addition, management believes a significant portion of its merchandise sales are to customers who also purchase motor fuel. Accordingly, reduced availability of motor fuel could negatively impact other facets of the Company's operations.

(e) Property and Equipment

            Property and equipment are stated at cost. Equipment acquired under capital leases is stated at the present value of the initial minimum lease payments, which is not in excess of the fair value of the equipment. Depreciation and amortization of property and equipment are provided on the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful lives of the respective assets.

(f)  Investments

            Investments in joint ventures and other entities that are 50% or less owned are accounted for by the equity method and are included in other assets, net, in the accompanying balance sheets.

(g) Intangible Assets

            In connection with the allocation of the purchase price of the assets acquired in 1987 upon the commencement of the Company's operations, $1,093,000 was allocated as the future benefit of real estate leased from affiliates of its former general partner. The future benefit of these leases is being amortized using the straight-line method over 20 years, the term including option periods, of such leases.

            Goodwill of  $1,524,000  and  $2,040,000  at year end 1997 and 1996, respectively, is being amortized using the straight-line method over 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over the remaining amortization period can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill would be impacted if anticipated future operating cash flows are not achieved.

(h) Sales of Convenience Store Operations

            The Company sold the merchandise operations and related inventories of certain convenience store locations to various third parties in exchange for cash and notes receivable. The notes receivable generally are for terms of five years, require monthly payments of principal and interest, and bear interest at rates ranging from 8% to 10%. Summary information about these sales is as follows:

                                                       Gains
                                             --------------------------
          Number           Notes     Total                   Deferred
           Sold   Cash  Receivable  Proceeds   Recognized  (at year-end)
                         (In thousands, except number sold)
 1997        2      $66     $201      $267         $30         $50
 1996       18      816    1,561     2,377       1,778         250
 1995       10      357      543       900         791         200

           Gains on sales which meet specified criteria, including receipt of a significant cash down payment and projected cash flow from store operations sufficient to adequately service the debt, are recognized upon closing of the sale. Gains on sales which do not meet the specified criteria are recognized under the installment method as cash payments are received. Gains being recognized under the installment method are evaluated periodically to determine if full recognition of the gain is appropriate.

            Under these sales,  the Company retains the real estate or leasehold interests, and leases or subleases the store facilities (including the store equipment) to the purchaser under five-year renewable operating lease agreements. The Company retains ownership of the motor fuel operations and pays the purchaser of the store commissions based on motor fuel sales. In addition, the new store operators may purchase merchandise under the Company's established buying arrangements.

(i) Environmental Costs

            Environmental remediation costs are expensed; related environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of existing assets are capitalized. Liabilities for environmental remediation costs are recorded when environmental assessment and/or remediation is probable and the amounts can be reasonably estimated. Environmental liabilities are evaluated independently from potential claims for recovery. Accordingly, the gross estimated liabilities and estimated claims for reimbursement have been presented separately in the accompanying balance sheets (see Note 11b).

            In October 1996, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, Environmental Remediation Liabilities. SOP 96-1, was adopted by the Company on December 29, 1997, and requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, "Accounting for Contingencies," have been met. The SOP also provides guidance with respect to the measurement of remediation liabilities. Such accounting is consistent with the Company's current method of accounting for environmental remediation costs, and therefore, adoption of SOP 96-1 in 1997 did not have a material impact on the Company's financial position, results of operations, or liquidity.

(j) Motor Fuel Taxes

            Motor fuel revenues and related cost of motor fuel include federal and state excise taxes of $94,241,000, $100,771,000, and $98,519,000, for 1997,
1996, and 1995, respectively.

(k) Exchanges

            The exchange method of accounting is utilized for motor fuel exchange transactions. Under this method, such transactions are considered as exchanges of assets with deliveries being offset against receipts, or vice versa. Exchange balances due from others are valued at current replacement costs. Exchange balances due to others are valued at the cost of forward contracts (Note 9) to the extent they have been entered into, with any remaining balance valued at current replacement cost. Exchange balances due to others at year end 1997 and 1996 were $754,000 and $4,000, respectively.

(l) Income Taxes

            Taxable income or loss of the Company is includable in the income tax returns of its partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

            The Company's parent is a corporation and accounts for income taxes under the asset and liability method. The parent recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as recorded on the books and records of its subsidiaries, that are expected to reverse in future years. The Company's parent has not currently allocated the effect of applying the asset and liability method among its subsidiaries; however, it could elect to do so in the future.

(m)  Fair Value of Financial Instruments

            The carrying amounts of cash, receivables, amounts due under revolving credit line, and money orders payable approximate fair value because of the short maturity of those instruments. The carrying amount of notes receivable approximates fair value which is determined by discounting expected future cash flows at current rates.

            The carrying amount of long-term debt approximates fair value due to the variable interest rate on substantially all such obligations.

(n)  Allocation of Net Income or Loss and Cash Distributions

            The Partnership Agreement of the Company provides that net income or loss and cash distributions are to be allocated 99% to its limited partner and 1% to its general partner.

            The treasury units of the Company's former parent (64,778 units, at cost) which were being held by the Company were retired in conjunction with the restructuring.

(o) Employee Benefit Plan

            The Company has a 401(k) profit sharing plan covering all employees who meet age and tenure requirements. Participants may contribute to the plan a portion, within specified limits, of their compensation under a salary reduction arrangement. The Company may make discretionary matching or additional contributions to the plan. The Company did not make any contributions to the plan in 1997, 1996, or 1995.

(p)  Use of Estimates

            The use of estimates is required to prepare the Company's financial statements in conformity with generally accepted accounting principles. Although management believes that such estimates are reasonable, actual results could differ from the estimates.

(q)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

            The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(r)  Revenue Recognition

            The Company recognizes revenue related to motor fuel and merchandise sales at the time of the sale.


3.  Property and Equipment

            Property and equipment consists of the following:
                                                   1997      1996
                                                    (In thousands)
         Land and improvements                        $0    $6,873
         Buildings and leasehold improvements      7,923    26,151
         Fixtures and equipment                   46,137    35,527
         Construction in progress                    121         0
                                                  54,181    68,551

         Accumulated depreciation and            (28,276)  (33,838)
           amortization
                                                 $25,905   $34,713

            In connection with the December 1997 restructuring of FFP Partners, all land and buildings used in the Company's retail operations were transferred to FFP Partners.


4.  Other Assets

            Other assets consist of the following:

                                                   1997      1996
                                                   (In thousands)
         Intangible Assets (Note 2g)
            Ground leases                         $1,093    $1,093
            Goodwill                               1,524     2,040
            Other                                  1,528     1,604
                                                   4,145     4,737

            Accumulated amortization             (2,274)   (2,151)
                                                   1,871     2,586

         Notes receivable                          1,294     2,069
         Claims for reimbursement of
           environmental remediation costs         1,052     1,038
         Investments in joint ventures and             0     1,293
           other entities
         Other                                       377       263
                                                  $4,594    $7,249

            In December 1995, the Company advanced $1,200,000 to a company which granted the Company a security interest in certain loans that were secured by convenience stores located in areas where the Company currently has operations. In 1997, the Company foreclosed on the loans and took title to the properties securing the loans. In connection with the December 1997 restructuring of FFP Partners, these properties were transferred to FFP Partners.



5.  Notes Payable and Long-Term Debt

            In connection with the December 1997 restructuring of FFP Partners, FFP Partners retained the liability for the year end balances due under a bank revolving credit facility ($7,439,000), a bank term loan ($7,905,000), and other debt ($594,000) secured by the real estate transferred to it. However, in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Liabilities and Extinguishment of Liabilities," the debt must be presented on the balance sheets of both FFP Partners and the Company until the Company obtains a legal release as a primary obligor on the debt. At such time and to the extent that the Company obtains a legal release, the debt will be removed from its balance sheet with a corresponding adjustment to the reduction for joint debt obligations that is included in partners' capital. Such adjustment will result in an increase in partners' capital.

            All other debt, including capital lease obligations, for which the Company was liable at the time of the restructuring, was retained by the Company.

            FFP Partners has indemnified the Company against liability on the debt retained by FFP Partners and has granted to the Company the right to offset any payments the Company might be required to make on the debt retained by FFP Partners against any amounts otherwise due to FFP Partners by the Company.

            Although FFP Partners retained the liability for the $7,439,000 due under the revolving credit line portion of the bank debt at the date of the December 1997 restructuring, the Company retains availability under this revolving credit facility. The revolving credit line provides for borrowings up to $15,000,000, with the amount available at any time related to a borrowing base comprised of the trade receivables and inventories of the Company and other subsidiaries of its parent. To the extent that borrowings under this credit facility fall below the $7,439,000 balance retained by FFP Partners, they are treated as loans by the Company to FFP Partners and FFP Partners pays interest to the Company on such amounts at the lender's prime rate, which is same rate that is payable to the lender. The Company bears the interest cost on any balances under the revolving credit facility that exceed the $7,439,000 amount.

            The revolving credit facility and the bank term loan both bear interest at the lender's prime rate, payable monthly; the term loan requires monthly principal payments of $95,000; and both loans mature in November 2000. The loans are subject to a Loan and Security Agreement among FFP Partners, the Company, and another subsidiary of the Company's parent. The agreement contains various restrictive covenants including financial covenants relating to the maintenance of a specified minimum tangible net worth, a debt to tangible net worth ratio, and a cash flow coverage ratio, all as defined in the agreement. As a result of the restructuring, these ratios are calculated on a combined basis for FFP Partners and the Company's parent. As of year end, the borrowers were not in compliance with certain requirements under the loan agreement; the lender has waived declaring a default due to such noncompliance. The Company's trade accounts receivable, inventories, and its equipment not otherwise encumbered, are pledged as collateral on the loans. In addition, the Company's other assets are covered by a negative pledge in favor of the lender. The loans are also secured by the assets of FFP Partners and another subsidiary of the Company's parent.

            The Company has been advised by FFP Partners that FFP Partners expects to refinance the bank and other debt during 1998. At the time the refinancing is completed, the Company anticipates that it will have no liability for the refinanced obligations although it is expected to retain the revolving credit facility for which it will be solely liable.

            In addition to the foregoing debt, the Company has a loan of $6,735,000 incurred in connection with the December 1997 acquisition of 94 operating convenience stores. The loan bears interest payable monthly at the prime rate (8.5% at year end 1997) of a large national bank, is due in February 1999, and is secured by the assets of the 94 convenience stores. FFP Marketing is in the process of securing long-term financing to refinance this bridge loan and expects to complete the refinancing by mid-1998.

            The aggregate fixed maturities of long-term debt for each of the five years subsequent to 1997 are as follows:

                                           (In thousands)
                   1998                        $1,208
                   1999                         8,034
                   2000                        13,118
                   2001                            55
                   2002                            53
                   Thereafter                     205
                                              $22,673


6.  Capital Leases

            The Company is obligated under noncancelable capital leases beginning to expire in 1998. The gross amount of the assets covered by these capital leases that are included in property and equipment in the accompanying balance sheets is as follows:

                                                 1997       1996
                                                  (In thousands)
      Fixtures and equipment                    $6,565     $3,980
      Accumulated amortization                  (1,641)      (888)
                                                $4,924     $3,092

            The amortization of assets held under capital leases is included in depreciation and amortization expense in the accompanying statements of operations. Future minimum lease payments under the noncancelable capital leases for years subsequent to 1997 are:

                                                          (In thousands)
          1998                                                $1,237
          1999                                                 1,069
          2000                                                   994
          2001                                                 1,126
          2002                                                   435
          Thereafter                                               0
          Total minimum lease payments                         4,861

             Amount representing interest                       (834)
          Present value of future minimum lease payments       4,027

             Current installments                               (917)
          Obligations under capital leases, excluding
            current installments                              $3,110


7.  Operating Leases

            The Company has noncancelable, long-term operating leases on certain locations, a significant portion of which are with related parties. Certain of the leases have contingent rentals based on sales levels of the locations and/or have escalation clauses tied to the consumer price index. Minimum future rental payments (including bargain renewal periods) and sublease receipts for years after 1997 are as follows:

                             Future Rental Payments
                              ------------------------   Future
                              Related                   Sublease
                              Parties  Others   Total   Receipts
                                       (In thousands)
             1998              $3,314  $2,913  $6,227    $1,062
             1999               3,316   2,661   5,977       902
             2000               3,311   2,545   5,856       627
             2001               3,304   2,369   5,673       276
             2002               3,043   1,603   4,646        51
             Thereafter         1,837   9,579  11,416        29
                              $18,125 $21,670 $39,795    $2,947

            Total rental expense and sublease income were as follows:

                                    Rent Expense
                              ------------------------
                              Related                   Sublease
                              Parties  Others   Total   Receipts
                                       (In thousands)
             1997                $915    $922  $1,837    $1,370
             1996                 727     742   1,469     1,154
             1995                 849     735   1,584       843


8.  Accrued Expenses

            Accrued expenses consist of the following:

                                                     1997      1996
                                                      (In thousands)
      Motor fuel taxes payable                       $5,655   $5,453
      Accrued payroll and related expenses              927      806
      Other                                           2,401    2,132
                                                     $8,983   $8,391


9.  Futures and Forward Contracts

            The Company is party to commodity futures contracts with off-balance sheet risk. Changes in the market value of open futures contracts are recognized as gains or losses in the period of change. These investments involve the risk of dealing with others and their ability to meet the terms of the contracts and the risk associated with unmatched positions and market fluctuations. Contract amounts are often used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller.

            From time-to-time the Company enters into forward contracts to buy and sell fuel, principally to satisfy balances owed on exchange agreements (Note
2k). These transactions, which together with futures contracts are classified as operating activities for purposes of the statements of cash flows, are included in motor fuel sales and related cost of sales and resulted in net gains as follows:

                                      (In thousands)
                      1997                 $430
                      1996                  363
                      1995                   87

            Open  positions  under  futures  and  forward   contracts  were  not
significant at year end 1997 and 1996.


10.  Related Party Transactions

            Until completion of the December 1997 restructuring of FFP Partners, the Company reimbursed its general partner (and its affiliates) for salaries and related costs of executive officers and others and for expenses incurred by them in connection with the management of the Company. These expenses were $763,000, $745,000, and $727,000, and for 1997, 1996, and 1995, respectively.

            From time to time, the Company makes advances to and receives advances from its parent and other subsidiaries of its parent. Such advances are reflected in receivables from or payables to affiliated companies in the accompanying balance sheets. Prior to 1996, the Company did not charge or pay interest on these advances. Beginning in 1996, interest, at a rate equal to the interest rate on the Company's bank debt, was charged or paid on such balances. Miscellaneous income includes $706,000 and $655,000 in 1997 and 1996, respectively, of interest income on advances to affiliates.

            In July 1991, the Company entered into an agreement with an affiliated company whereby the affiliated company sells alcoholic beverages at the Company's stores in Texas. Under Texas law, the Company is not permitted to hold licenses to sell alcoholic beverages in Texas. The agreement provides that the Company will receive rent and a management fee based on the gross receipts from sales of alcoholic beverages at its stores. In July 1992, the agreement was amended to be for a term of five years commencing on the date of amendment. The sales recorded by the affiliated company under this agreement were $8,330,000, $8,240,000, and $9,116,000, and in 1997, 1996, and 1995, respectively. The
Company  received  $1,355,000,  $1,265,000,  and $1,217,000,  in 1997, 1996, and
1995, respectively, in rent, management fees, and interest, which are included in miscellaneous revenues in the statements of operations. After deducting cost of sales and other expenses related to these sales, including the amounts paid to the Company, the affiliated company had earnings of $83,000, $82,000, and $91,000 in 1997, 1996, and 1995, respectively, as a result of these alcoholic beverage sales. Under a revolving note executed in connection with this agreement, the Company advances funds to the affiliated company to pay for the purchases of alcoholic beverages. Receipts from the sales of such beverages are credited against the note balance. The revolving note provides for interest at 0.5% above the prime rate charged by a major financial institution and had a balance of $426,000 and $420,000 at year end 1997 and 1996, respectively.

            The Company purchases certain goods and services (including automobiles, office supplies, computer software and consulting services, and fuel supply consulting and procurement services) from related entities. Purchases of these products and services from other subsidiaries of the Company's parent were $434,000, $614,000, and $197,000 and from other related entities were $206,000, $113,000, and $186,000 in 1997, 1996, and 1995,
respectively. In 1997 the Company purchased $2,224,000 of motor fuel from another subsidiary of the Company's parent and sold $498,000, $1,822,000, and $50,000 of motor fuel to this same subsidiary in 1997, 1996, and 1995, respectively. The Company believes all such purchases and sales were made on terms and at prices at least as favorable as could have been obtained from unrelated third parties.

            As a part of its merchandise sales activities, the Company supplies its private label cigarettes on a wholesale basis to other retailers who do not operate outlets in its trade areas and pays them rebates based on the volume of cigarettes purchased. In 1997, 1996, and 1995, the Company paid $-0-, $14,000, and $51,000, respectively, of such rebates to a company on whose Board one of the Company's executive officers serves. The amount of rebates paid to this company was calculated in the same manner as the rebates paid to non-related companies.

            In 1980 and 1982, certain companies from which the Company acquired its initial base of retail outlets granted to a third party the right to sell motor fuel at retail for a period of 10 years at self-serve gasoline stations owned or leased by the affiliated companies or their affiliates. All rights to commissions under these agreements and the right to sell motor fuel at wholesale to the third party at such locations were assigned to the Company in May 1987 in connection with the acquisition of its initial base of retail operations. In December 1990, in connection with the expiration or termination of the agreements with the third party, the Company entered into agreements with a company owned and controlled by the Chairman of the general partner and members of his immediate family, which grant to the Company the exclusive right to sell motor fuel at retail at these locations. The terms of these agreements are comparable to agreements that the Company has with other unrelated parties. The Company paid this affiliated company commissions related to the sale of motor fuel at these locations of $323,000, $277,000, and $261,000, in 1997, 1996, and
1995, respectively.

            During 1995, the Company purchased four parcels of land, including a building and petroleum storage tanks and related dispensing equipment, from a company controlled by the Chairman of the general partner and members of his immediate family. The Company paid a total of $116,000 for the real estate and related improvements. The Company is operating one of these locations as a convenience store and one as a self-service motor fuel outlet and intends to operate the other two as either convenience stores or self-service motor fuel outlets. The purchase price was determined by reference to similar properties acquired by the Company from unrelated parties.

            During 1996, the Company charged to expense $611,000 to reimburse various related companies for legal fees that benefited the Company. Of this amount, the Company paid $225,000 during 1996 and the remaining $386,000 in 1997.


11.  Commitments and Contingencies

(a) Uninsured Liabilities

            The Company maintains general liability insurance with limits and deductibles management believes prudent in light of the exposure of the Company to loss and the cost of the insurance.

            The Company self-insures claims up to $45,000 per year for each individual covered by its employee medical benefit plan for supervisory and administrative employees; claims above $45,000 are covered by a stop-loss insurance policy. The Company also self-insures medical claims for its eligible store employees. However, claims under the plan for store employees are subject to a $1,000,000 lifetime limit per employee and the Company does not maintain stop-loss coverage for these claims. The Company and its covered employees contribute to pay the self-insured claims and stop-loss insurance premiums. Accrued liabilities include amounts management believes adequate to cover the estimated claims arising prior to a year-end, including claims incurred but not yet reported. The Company recorded expense related to these plans of $295,000, $271,000, and $353,000, in 1997, 1996, and 1995, respectively.

            The Company is covered for worker's compensation in all states through incurred loss retrospective policies. Accruals for estimated claims (including claims incurred but not reported) have been recorded at year end 1997 and 1996, including the effects of any retroactive premium adjustments.

(b) Environmental Matters

            The operations of the Company are subject to a number of federal, state, and local environmental laws and regulations, which govern the storage and sale of motor fuels, including those regulating underground storage tanks. In September 1988, the Environmental Protection Agency ("EPA") issued regulations that require all newly installed underground storage tanks be protected from corrosion, be equipped with devices to prevent spills and overfills, and have a leak detection method that meets certain minimum requirements. The effective commencement date for newly installed tanks was
December 22, 1988. Underground storage tanks in place prior to December 22, 1988, must conform to the new standards by December 1998. The Company has implemented a plan to bring all of its existing underground storage tanks and related equipment into compliance with these laws and regulations and currently estimates the costs to do so will range from $1,444,000 to $1,764,000 during 1998. The Company anticipates that substantially all these expenditures will be capitalized as additions to property and equipment. Such estimates are based upon current regulations, prior experience, assumptions as to the number of underground storage tanks to be upgraded, and certain other matters. At year end 1997 and 1996, the Company recorded liabilities for future estimated environmental remediation costs related to known leaking underground storage tanks of $644,000 in other liabilities. Corresponding claims for reimbursement of environmental remediation costs of $644,000 were recorded in 1997 and 1996, as the Company expects that such costs will be reimbursed by various environmental agencies. In 1995, the Company contracted with a third party to perform site assessments and remediation activities on 35 sites located in Texas that are known or thought to have leaking underground storage tanks. Under the contract, the third party will coordinate with the state regulatory authority the work to be performed and bill the state directly for such work. The Company is liable for the $10,000 per occurrence deductible and for any costs in excess of the $1,000,000 limit provided for by the state environmental trust fund. The Company does not expect that the costs of remediation of any of these 35 sites will exceed the $1,000,000 limit. The assumptions on which the foregoing estimates are based may change and unanticipated events and circumstances may occur which may cause the actual cost of complying with the above requirements to vary significantly from these estimates.

            During 1997, 1996, and 1995, environmental expenditures were $1,665,000, $2,019,000, and $1,003,000, respectively (including capital expenditures of $1,267,000, $1,456,000, and $644,000), in complying with environmental laws and regulations.

            The Company does not maintain insurance covering losses associated with environmental contamination. However, all the states in which the Company owns or operates underground storage tanks have state operated funds which reimburse the Company for certain cleanup costs and liabilities incurred as a result of leaks in underground storage tanks. These funds, which essentially provide insurance coverage for certain environmental liabilities, are funded by taxes on underground storage tanks or on motor fuels purchased within each respective state. The coverages afforded by each state vary but generally provide up to $1,000,000 for the cleanup of environmental contamination and most provide coverage for third-party liability as well. The funds require the Company to pay deductibles ranging from $5,000 to $25,000 per occurrence. The majority of the Company's environmental contamination cleanup activities relate to underground storage tanks located in Texas. Due to an increase in claims throughout the state, the Texas state environmental trust fund has significantly delayed reimbursement payments for certain cleanup costs after September 30, 1992. In 1993, the Texas state fund issued guidelines that, among other things, prioritize the timing of future reimbursements based upon the total number of tanks operated by and the financial net worth of each applicant. The Company has been classified in the category with the lowest priority. Because the state and federal governments have the right, by law, to levy additional fees on fuel purchases, the Company believes these clean up costs will ultimately be reimbursed. However, due to the uncertainty of the timing of the receipt of the reimbursements, the claims for reimbursement of environmental remediation costs, totaling $1,052,000 and $1,038,000 at year end 1997 and 1996, respectively, have been classified as long-term receivables and are included in other assets in the accompanying balance sheets. (c) Other

            The Company is subject to various claims and litigation arising in the ordinary course of business, particularly personal injury and employment related claims. In the opinion of management, the outcome of such matters will not have a material effect on the financial position or results of operations of the Company.